Via Facsimile and U.S. Mail
Mail Stop 6010

August 4, 2006

Mr. Jeffrey A. Whitnell
Chief Financial Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, IL 60089

Re: Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 001-32360

Dear Mr. Whitnell:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 32

Notes to Consolidated Financial Statements, page 38

Note C – Allowance for Customer Deductions, page 42

1. Please provide us a revised roll forward of each allowance for customer deductions that includes an additional line item for the amount recorded in the current year related to prior years' sales for a)the provision (recovery) and b)the

charges. The intent of these two additional line items is to obtain a better understanding of the effect that changes in these estimates had on each period presented.

Note G – Financing Arrangements, page 43

2. For the accrued interest that is also convertible into common stock, please tell us why it is appropriate to assess whether there is a beneficial conversion feature when the interest is accrued, as opposed to on the commitment date for the underlying convertible note. In this regard, please address the applicability of and, if applicable, your compliance with Issue 10 of EITF 00-27. In so doing, please also clarify, in disclosure-type format, the terms under which the accrued interest is convertible.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part I. – Item 1. Financial Statements, page 3

Condensed Consolidated Balance Sheets, page 3

3. Please provide us, in disclosure-type format, your policy to account for product
    warranty costs. In addition, please tell us why an accrual for these costs became
    necessary in the quarter ended March 31, 2006 and why one was not necessary at
    December 31, 2005 or 2004. If the accrual did not arise from the sales of your
    injectable antidote products to HHS that appeared to begin in 2006, please explain
    this to us, in disclosure-type format.

Part I. – Item 2. Management's Discussion and Analysis of Financial Condition …, page
15

Results of Operations, page 16

4. Please explain for us, in disclosure-type format,: (a) what caused the sale of
    injectible antidote products to HHS to commence in 2006, (b) the extent these
    sales resulted from increased volume of pre-existing products or the introduction
    of new products, and (c) the extent to which you expect these sales to continue.
    In this regard, please refer to Items 303(a)(3) and (b) of Regulation S-K. Based
    on your disclosures in your Form 10-K and here, your revenues for 2005 were
    $44.5 million and your revenues increased in the first quarter of 2006 over the
    first quarter of 2005 by $19.5 million, mainly due to the $22.0 million in sales to
    HHS. As the earnings release furnished in your Form 8-K filed May 3, 2006
    reiterated your belief that revenue for 2006 would grow by 50%, please clarify
    how this belief is consistent with that fact that your new sales to HHS in the first
    quarter of 2006 alone approximated 50% of your 2005 revenue.

*   *   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed letters greatly facilitate our review. You should file the letter on
EDGAR under the form type label CORRESP. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant